*FOIA Confidential Treatment Request*
Confidential Treatment Requested by Xencor, Inc. in
connection with Registration Statement on Form S-1
Kenneth J. Rollins	filed October 11, 2013
T: +1 858 550 6136	(File No. 333-191689)
krollins@cooley.com	XNCR-0001

October 28, 2013	VIA EDGAR AND FEDEX

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Jeffrey Riedler

Re:                             Xencor, Inc.

Registration Statement on Form S-1

File No. 333-191689

Dear Mr. Riedler:

On behalf of our client, Xencor, Inc. (the “Company”), we are submitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 7, 2013 (the “Comment Letter”), relating to the Company’s confidential draft registration statement on Form S-1 submitted to the Commission on September 11, 2013, which was subsequently amended in response to the Comment Letter and publicly filed with the Commission on October 11, 2013 and further amended and filed with the Commission on October 25, 2013 (as amended, the “Registration Statement”).  In this letter, we are responding only to comment number 13 in the Comment Letter, the text of which we have incorporated into this response letter for convenience.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained herein, the Company hereby requests, pursuant to 17 C.F.R. § 200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person as they contain confidential information. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.  In accordance with 17 C.F.R. § 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it.  In such an event, we request that you telephone the undersigned rather than rely upon the U.S. mail for such notice.  The address and telephone number for Kenneth J. Rollins, the responsible representative, is c/o Cooley LLP, 4401 Eastgate Mall, San Diego, California 92121-1909, telephone number (858) 550-6136.

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM

*FOIA Confidential Treatment Request*
Confidential Treatment Requested by Xencor, Inc. in
connection with Registration Statement on Form S-1
filed October 11, 2013
(File No. 333-191689)
XNCR-0002

Staff Comments and Company Responses

Stock Based Compensation

Common Stock Fair Value, page 63

13.       Please revise to disclose the intrinsic value of outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance-sheet date presented. Also include a discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price.

Response:  We respectfully advise the Staff that on October 25, 2013, the Company, based on information provided by its underwriters, determined that the estimated offering prices to be included on the cover of the Company’s preliminary prospectus would be in the range of $[***] to $[***] per share.  Please note that the foregoing per-share amounts do not reflect the impact of an anticipated reverse stock split which the Company plans to effect immediately prior to the closing of the offering.  We acknowledge that the foregoing range slightly exceeds 20% and we advise the Staff that the actual price range to be included on the cover of the preliminary prospectus will be no greater than 20% (or $2, if the maximum price is $10 or less).

The following table lists outstanding stock options previously granted by the Board, together with the intrinsic value of such outstanding options based on the low end of the estimated price range described above:

Grant Date	Number of Common Shares Underlying Options Granted	Option Exercise Price Per Common Share	Fair Value per Common Share	Intrinsic Value per Common Share
January 2010 — February 2010	625,231	$0.19	$0.19	$	[***]
July 2012*	2,780,392	$0.19	$0.19	$	[***]
August 2010 — November 2010	639,700	$0.19	$0.19	$	[***]
February 2011 — April 2012	12,400	$0.19	$0.19	$	[***]
September 2012	180,700	$0.19	$0.19	$	[***]
September 2013	1,556,440	$1.37	$1.37	$	[***]

Historically, the fair value of the Company’s common stock for purposes of determining the exercise price for stock option grants has been determined on each grant date by the Company’s board of directors (the “Board”), with input from management. All options to purchase shares of the Company’s common stock were intended to be granted with an exercise price per share not less than the fair value per share of the Company’s common stock underlying those options on the date of grant, determined in good faith and based on the information known to the Board on the date of grant. In the absence of a public trading market

*FOIA Confidential Treatment Request*
Confidential Treatment Requested by Xencor, Inc. in connection with Registration Statement on Form S-1 filed October 11, 2013
(File No. 333-191689)
XNCR-0003

for the Company’s common stock, on each grant date, the Board, or a committee of the Board acting under delegated authority, considered various objective and subjective factors described in the Registration Statement along with input from management to determine the fair value of the Company’s common stock.

The Board also utilized unrelated third-party valuation specialists to assist in preparing the December 18, 2009, December 31, 2012, June 26, 2013 and August 15, 2013 valuations in accordance with the guidelines in the American Institute of Certified Public Accountants (“AICPA”) Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation, or AICPA Practice Guide (the “Practice Aid”) which prescribes several valuation methodologies for setting the value of an enterprise, such as the cost, market and income approaches, and various methodologies for allocating the value of an enterprise to the Company’s common stock.

The Company has used the following methods to determine its enterprise value:

•                  December 18, 2009: In 2007, the Board determined the Company’s enterprise value based upon the sale of shares of the Company’s Series E convertible preferred stock, primarily to unrelated investors. The  Board determined the Company’s 2009 enterprise value by updating the 2007 valuation for interim changes in the marketplace and the Company’s performance, the issuance by the Company of convertible debt and the then-current public market for shares of early clinical-stage biopharmaceutical companies. The Board viewed this approach as appropriate for estimating its enterprise value as of December 18, 2009 because the Company’s operations had not substantially changed since 2007 and were not expected to change in the near future, as well as the fact that alternative options to continue funding the Company’s operations were not readily available.

•                  December 31, 2012, June 26, 2013 and August 15, 2013: For these valuations, the Board determined the enterprise value using two methods. The Company used an initial public offering exit scenario in which the median total invested capital of comparable publicly traded companies was utilized for estimating the Company’s enterprise value. The Company also used an alternative exit strategy scenario under which the discounted cash flow approach was utilized for estimating the enterprise value. These two approaches to establishing the enterprise value were then weighted as described more fully below.

The significant assumption used by the Company in the initial public offering exit scenario was the composition of comparable biotechnology public companies whose technologies and lead clinical candidates were primarily in Phase 1 and Phase 2 clinical development. The significant assumptions used in the discounted cash flow scenario were:

•                  the likelihood of success or failure of key clinical developments and milestone payments related to those developments;

*FOIA Confidential Treatment Request*
Confidential Treatment Requested by Xencor, Inc. in connection with Registration Statement on Form S-1 filed October 11, 2013
(File No. 333-191689)
XNCR-0004

•                  a discount rate of 20% which reflects the expected rates of returns for observed comparable public companies adjusted for Company-specific risk; and

•                  the expected economic life of the Company-developed technologies and related intellectual property.

The Company viewed these two approaches as appropriate because the Company’s results of operations since the 2009 valuation, which included significant new licensing transactions and scientific developments, when combined with changes in the public markets for comparable companies, indicated that the Company’s potential exit strategies had changed.

For determining the probability weighted outcomes to apply to each of these methods the Company considered the likelihood of the two scenarios at each valuation date, and applied a probability weighting to the applicable enterprise value to determine one enterprise value at each valuation date.

•                  For the valuation dated December 31, 2012, the Company determined the probability of an initial public offering to be 10% and an alternative exit to be 90%. During 2012, the Company discussed the possibility of an initial public offering with underwriters and was advised that, based on the stage of the Company and its development programs, an initial public offering within the next 12-18 months was unlikely given then-current market conditions. Based on the Company’s financial position and financing needs, an alternative exit was considered. The Company explored alternative exit strategies over the next few months, including possible strategic sales or mergers.

•                  For the valuation dated June 28, 2013, the Company determined the probability of an initial public offering to be 10% and alternative exit strategies to be 90%. In the first half of 2013 the Company held discussions with strategic partners to consider alternative exit strategies including a sale or merger. The Company also continued discussions with investment bankers about the possibility of an initial public offering but the probability of an initial public offering as of the valuation date did not change from the December 31, 2012 valuation. During the first half of 2013, the Company completed a recapitalization of its capital structure and sold additional preferred shares to existing shareholders and the Board approved a plan for the Company to file a Form 10 Registration Statement to become a public reporting company.

•                  For the valuation dated August 15, 2013, the Company determined the probability of an initial public offering to be 50% and the probability of an alternative exit to be 50%. The changes that caused the increase in the probability from June 2013 were the new business development agreements that the Company entered into in the first half of 2013 and the continued progress that certain collaborative partners made with the development programs. These transactions generated cash proceeds to the Company, expanded the Company’s business portfolio by way of advancing the development of certain products and therefore increased the potential value of the Company’s technology. This growth in the Company’s business corresponded with a change in the public markets’ willingness to invest in earlier stage biotechnology development companies, which when combined, provided the Company an opportunity to engage investment bankers to explore an initial public offering for 2013.

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Xencor, Inc. in

connection with Registration Statement on Form S-1

filed October 11, 2013

(File No. 333-191689)

XNCR-0005

In accordance with the Practice Aid, the Company considered the various methods for allocating the enterprise value across its classes and series of capital stock to determine the fair value of its common stock at each valuation date. The methods utilized by the Company consisted of the following:

•                  Option Pricing Method: Under the option pricing method (“OPM”), shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The values of the preferred and common stock are inferred by analyzing these options.

•                  Probability-Weighted Expected Return Method: The probability-weighted expected return method (“PWERM”) is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to the Company, as well as the economic and control rights of each share class.

The Company estimated the per share common stock fair value by allocating the enterprise value using the OPM for the December 18, 2009 valuation and using the PWERM for the December 31, 2012, June 26, 2013 and August 15, 2013 valuations.

December 18, 2009 Valuation

The valuation analysis as of December 18, 2009 identified two primary components of the Company’s business: development of the company’s proprietary technologies for developing its therapeutic antibody candidates and the arrangements with the Company’s partners. The valuation was conducted using the OPM recommended in the Practice Aid. In this method, the fair value of the Company and its equity interests is based on the Capital Option Method, which allocates the fair value of the Company’s enterprise between its various sources of capital, including the Company’s common stock, the five classes of preferred stock, convertible promissory notes and, options to purchase common stock, using option pricing theory. Financial theory supports the notion that interests in the capital of an enterprise can be viewed as a basket of puts and calls on the firm’s capital. In short, the expected payouts on each component of a firm’s capital structure can be replicated or synthesized by a basket of options whose payout mimics that of the capital instrument. The key to this method is the creation of a synthetic version of each class of capital instruments issued by the Company using a series of call options on the Company’s equity value. Based on the OPM calculated as of December 31, 2009, the Company estimated the value of its common stock to be $0.19 per share.

Following December 18, 2009, the Board made the grants set forth in the following table, in each case at a price of $0.19 per share, which the Board determined was equal to or greater than the fair market value of its common stock as of the respective date of grant. In determining the fair market value of the Company’s common stock, the Board took into account all material

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Xencor, Inc. in

connection with Registration Statement on Form S-1

filed October 11, 2013

(File No. 333-191689)

XNCR-0006

facts and circumstances known to it as of the date of the grant, including but not limited to (a) the Company’s earnings/loss history and financial performance, (b) the Company’s current prospects and expected operating results (including but not limited to the present value of its anticipated future cash flows), (c) the value of the Company’s tangible and intangible assets, (d) recent material events in the Company’s operations, (e) the market value of stock or equity interests in similar corporations and other entities engaged in trades or businesses substantially similar to those engaged in by the Company and whose stock or equity interests can be valued through nondiscretionary, objective means (such as through trading prices on an established securities market or an amount paid in an arm’s length private transaction) and (f) such other items as the Board deemed material as of the date of its determination.

	Number of Common Shares	Option Exercise Price
Grant Date	Underlying Options Granted	Per Common Share
January 2010 — February 2010	625,231	$0.19
July 2012*	2,780,392	$0.19
August 2010 — November 2010	639,700	$0.19
February 2011 — April 2012	12,400	$0.19
September 2012	180,700	$0.19

December 31, 2012 Valuation

The Company estimated that a share of its common stock had a value of $0.11 per share at December 31, 2012, a decrease of $0.08 per share from the December 18, 2009 valuation. In 2012, the Company changed its methodology from the OPM to the PWERM to account for different potential exit strategies for the Company. As of December 31, 2012 the Company estimated the probability of a successful initial public offering to be 10% and alternative exit strategies to be 90%. At that time, the Board had not made a decision to explore accessing the public markets and the Company’s existing capital structure, including the seniority and liquidation preferences of the 2009 and 2010 convertible promissory notes, restricted the Company’s ability to consider alternative financing options. The issuance of $7.5 million in notes in December 2010 is the primary difference accounting for the decrease in the per share value of the Company’s common stock from December 2009 to December 31, 2012. The Company estimated fair value of the common stock under the PWERM assumptions at December 31, 2012 to be $0.15 per share. This value was reduced by 30% to account for a lack of marketability for its common stock, resulting in the $0.11 value per share for the common stock.

June 26, 2013 Valuation

The Company estimated that a share of its common stock had a value of $0.22 per share at June 26, 2013, an increase of $0.11 per share from the December 31, 2012 valuation. The Company used the PWERM to account for different potential exit strategies for the Company and estimated the probability of a successful initial public offering to be 10% and alternative exit strategies to be 90%. At that time, the Board had not made a decision to explore accessing the public markets. The increase in the estimated per share value of the Company’s

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Xencor, Inc. in

connection with Registration Statement on Form S-1

filed October 11, 2013

(File No. 333-191689)

XNCR-0007

common stock from $0.11 at December 31, 2012 is due to the Series A-1 preferred stock financing transaction and the progress of the Company’s clinical development programs. The exchange of convertible promissory notes and the sale of additional Series A-1 convertible preferred stock made alternative financing options more readily available to the Company as of June 26, 2013. The estimated fair value of the common stock under the PWERM assumptions at June 26, 2013 was $0.31 per share. The Company reduced that value by 30% to account for a lack of marketability of the Company’s common stock, which resulted in the $0.22 value per share for the common stock. The Company did not grant stock options from October 2012 through July 2013 and thus did not use the December 31, 2012 or June 26, 2013 valuations for purposes of its stock option accounting.

August 15, 2013 Valuation

The Company estimated that a share of its common stock had a value of $1.37 per share at August 15, 2013, an increase of $1.15 per share from the June 26, 2013 valuation. The increase in the value of the Company’s common stock as of such date from its last valuation date related primarily to the Company’s reassessment of potential exit strategies available to it in accordance with PWERM. Following June 26, 2013 and prior to August 15, 2013, the Company had extensive discussions with several investment bankers who advised management that the Company would be a potential candidate for an initial public offering. Following those discussions, the Company selected an underwriting syndicate and conducted an organizational meeting in early August 2013. Based primarily on those facts, as well as the overall market environment, the Company reassessed the assignment of weights for the PWERM to reflect the probability of a successful initial public offering to be 50% and alternative exit strategies to be 50% as of August 15, 2013. The alternative exit strategy considered was a potential sale of the Company or its assets to a strategic investor. The Company reduced the alternative exit strategy value by 20% to account for a lack of marketability. This discount was determined based on liquidity discounts observed in private investments with one- or two-year illiquidity periods principally through observations of restricted stock discounts. The Company did not reduce the initial public offering probability-weighted value for lack of marketability. The net impact of applied marketability discounts in the August 15, 2013 valuation was immaterial.

On September 4, 2013, the Board authorized the issuance of 1,556,440 stock options to employees and consultants at an exercise price of $1.37 per share, which the Board determined was equal to or greater than the fair market value of the Company’s common stock as of the date of grant. In determining the fair market value of the Company’s common stock as of September 4, 2013, the Board took into account all material facts and circumstances known to it as of the date of the grants including: the independent third party valuation of the common stock performed as of August 15, 2013, changes in operations, prospects and expected operating results, recent material events in the Company’s operations and such other items that the Board deemed material as of the date of the grants. The options granted to the consultants were valued at the fair value at the date of the grant which was determined to be $1.37 per share.

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Xencor, Inc. in

connection with Registration Statement on Form S-1

filed October 11, 2013

(File No. 333-191689)

XNCR-0008

The Company respectfully submits that the difference between the fair value of the Company’s common stock as of September 4, 2013 and the low end of the estimated offering price range described above is justified by additional events occurring between September 4, 2013 and the date of this letter which contributed to this increase. Specifically:

•                  In late September 2013 the Company commenced enrolling patients in the Phase 2a portion of its Phase 1b/2a clinical trial for XmAb5871 to begin dosing patients with moderate to severe rheumatoid arthritis. XmAb5871 is the Company’s lead program for the treatment of autoimmune diseases and the Company determined that initiation of this trial significantly increased the value of this product candidate and the Company’s Fc technology and also increased the Company’s public exposure and opportunities.

•                  Subsequent to the confidential submission of the Company’s registration statement with the Commission on September 11, 2013, the Company engaged in discussions with potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (“testing the waters meetings”). In connection with such testing the waters meetings the Company received feedback from potential investors regarding the Company’s enterprise value which caused management to increase its expectations regarding the anticipated price range of an initial public offering of the Company’s common stock.

•                  Since September 4, 2013, several technology platform biotechnology companies with early stage clinical candidates that the Company considers to be comparable to it in terms of valuation were successful in accessing the public markets, including Five Prime Therapeutics, Inc., Bind Therapeutics, Inc. and MacroGenics, Inc. Each of these offerings has been favorably received by investors. Of these examples, MacroGenics, the company which we consider to be most comparable to us of those that recently completed a successful initial public offering, conducted its offering in October 2013 with an approximate $320 million dollar pre-money valuation and, following the offering, has recently had a market capitalization as high as approximately $700 million. In addition, Prothena Corporation plc filed a registration statement for a successful follow-on offering which was declared effective on October 2, 2013. The success of these comparable companies and the valuations that they were able to achieve has caused the Company to revise upward its expectations regarding the value of its common stock.

•                  The valuation of the Company’s common stock by the Board on September 4, 2013 reflected the illiquidity of the Company’s common stock on that date. On the other hand, the valuation reflected in the low end of the estimated offering price range necessarily assumes that a successful initial public offering will ultimately occur and represents an estimate of the fair value of the unrestricted and freely tradeable stock that would be sold in the initial public offering market without any illiquidity discount.

•                  The valuation of the Company’s common stock by the Board on September 4, 2013 reflected the potential for outcomes other than an initial public offering, which in the aggregate had lower values than the initial public offering scenario. However, the estimated offering price range described above necessarily assumes a successful initial public offering with no weighting attributed to any other outcome for the Company’s business and without a marketability discount, resulting in a higher valuation.

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Xencor, Inc. in

connection with Registration Statement on Form S-1

filed October 11, 2013

(File No. 333-191689)

XNCR-0009

•                  The holders of the Company’s convertible preferred stock currently enjoy substantial economic rights and preferences over the holders of its common stock. In particular, holders of the Company’s outstanding preferred stock are entitled to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock. In addition, holders of outstanding preferred stock are entitled to receive liquidation payments in preference to holders of common stock. The estimated offering price range described above assumes the conversion of all of the Company’s convertible preferred stock upon the completion of its initial public offering. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation.

•                  The estimated offering price range described above assumes the completion of a successful initial public offering. A successful offering would provide the Company with significant additional cash proceeds, which would substantially strengthen the Company’s balance sheet.  This is reflected in the estimated price range described above, but is not reflected in the September 4, 2013 valuation set by the Board.

•                  A successful offering will also provide the Company with access to the public company debt and equity markets, and a ‘currency’ of publicly tradeable securities to enable the Company to make strategic acquisitions as the Board may deem appropriate, which are all reflected in the estimated price range described above, and which were not reflected in the September 4, 2013 valuation set by the Board.

•                  As a result of general economic conditions, there were notable increases in the value of the common stock since September 2013 of many of the comparable public companies utilized in the September 4, 2013 valuation set by the Board.

•                  There were market increases in value of the New York Stock Exchange, S&P 500 and Dow Jones Industrial Average since September 4, 2013.

At September 4, 2013, the Board consisted of individuals with significant experience in business, finance, venture capital and/or private equity and significant experience in valuing technology companies, including determining the fair values of the common stock of such companies. The Board reached its determination of the estimated fair value of the Company’s common stock after thorough discussions and made its determination in good faith, based on the information available at that time.

The Company believes that the fair value determined by the Board on September 4, 2013 is appropriate and demonstrates the diligent efforts of the Board in considering all relevant factors in determining the fair value and that the actions of its Board to estimate the fair value of the Company’s common stock complied with all applicable rules and regulations for the determination of fair value.

In its next amendment to the Registration Statement, the Company will include disclosure regarding the estimated offering price range and reverse stock split described above, along with a discussion of the above-summarized factors contributing to the difference between the estimated offering price and the fair value of these equity issuances.

***

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Xencor, Inc. in

connection with Registration Statement on Form S-1

filed October 11, 2013

(File No. 333-191689)

XNCR-00010

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Registration Statement or this response letter to me at (858) 550-6136.

Sincerely,

Cooley LLP

/s/ Kenneth J. Rollins, Esq.

Kenneth J. Rollins, Esq.

cc:                                Bassil I. Dahiyat, Ph.D., Xencor, Inc.

Thomas A. Coll, Esq., Cooley LLP